

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 10, 2006

via U.S. mail
Mr. Manuel Pablo Zuniga-Pflucker
President and Chief Executive Officer
BPZ Energy, Inc.
11999 Katy Freeway, Suite 560
Houston, Texas 77079

> **Re:** **BPZ Energy, Inc.**
> **Registration Statement on Form SB-2**
> **Filed July 27, 2005**
> **File No. 333-126934**
> **Amendment No. 1 to Registration Statement on**
> **Form SB-2**
> **Filed August 19, 2005**
> **File No. 333-126934**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2004**
> **Filed April 15, 2005**
> **File No. 0-29098**
> **Forms 10-QSB for the Fiscal Quarters Ended**
> **March 31, 2005, June 30, 2005 and September 30, 2005**
> **Response Letter Dated January 17, 2006**
> **File No. 0-29098**

Dear Mr. Zuniga-Pflucker:

We have limited our review of the above filings and your partial response letter to only the areas commented on below. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended, December 31, 2004

Description of Business

General, page 3

1.   Please clarify in your document if BPZ Energy and BPZ-Texas are the same or separate legal entities. If separate, please clarify their relationship to each other. This disclosure would be helpful to facilitate investors understanding of various transactions and events that you disclose including your inter-company transactions presented in Note 3. In addition, please clarify if true, that the merged entity changed its name to BPZ Energy on February 4, 2005.

2.   Your disclosure states that "BPZ Energy, Inc. a Texas corporation ("BPZ-Texas") consummated a reverse merger.." Please clarify this statement. It appears that BPZ Energy is a Colorado corporation and the merger agreement was entered into by BPZ Energy. In addition, please provide us with an organizational chart by legal entity both before and after the merger agreement was entered into.

Oil and gas resources, page 17

3.   We note your response to our prior comment number six. Please remove your disclosure that indicates you expect to record and disclose proved reserves subject to contingencies to avoid investor confusion.

Recent Sales of Unregistered Securities, page 21

4.   It appears you have determined you are the accounting acquirer in a reverse merger transaction. As such, you should have assumed the capital structure of the accounting target (Navidec). As such, please modify your disclosures to discuss recent sales of unregistered securities of Navidec.

Management's Discussion and Analysis and Plan of Operation

Results of Operations, page 22

5.   Please modify your disclosure that indicates you are in the early stage of "developing" your properties. It appears you should state that you are in the early stage of exploring your properties.

Plan of Operation, page 22

6.   Please tell us if your plan of operation includes determining proved reserves. If true, please expand your disclosure accordingly.

Critical Accounting Policies and Recent Accounting Pronouncements

Successful Efforts Method of Accounting, page 23

7.	We note your response to our prior comment number seven, and are unable to agree with your conclusions. It continues to appear that your policy with respect to future seismic data costs should reflect GAAP as written in SFAS 19. Please address the following:

- Tell us why you believe the guidance of Paragraph 18 of SFAS 19 refers only to exploration costs.

- Please tell us why you believe the capitalization of seismic data costs incurred with development drilling is a generally accepted practice in the oil and gas industry. Please cite specific examples in support of your conclusion.

Report of Independent Registered Public Accounting Firm, page 28

8.	Please obtain a revised report that includes an opinion on the "inception to date" information you have provided in your amended filing.

Financial Statements

9.	Please evaluate our financial statement comments in relation to all relevant filings including your amended pro forma presentation on Form 8-K/A filed on January 17, 2005.

10.	As you are an entity principally focused in an extractive industry, please revise the disclosures and labeling throughout your document to characterize the company as an "exploratory stage" entity, rather than a "development stage" entity, as that term has specific meaning within the extractive industries and implies the existence of proved reserves.

Consolidated Balance Sheet, page 28

11.	Your accounting for various inter-company transactions and related matters remains unclear. Please address the following:

- In the beginning of your document you indicate that BPZ Energy and BPZ-Texas were the same entity. If true, please modify your disclosure in Note 3, to refer to a single entity rather that both.

- Otherwise, tell us why BPZ Energy is recognizing assets and expenses associated with amounts incurred and expended for the benefit of BPZ-Texas.
- Clarify why BPZ Energy made payment to its former parent on behalf of BPZ-Texas.
- Please tell us if an inter-company loan arrangement existed between BPZ Energy and BPZ-Texas that has subsequently been forgiven.
- Tell us why the $162,890 due to the company from BPZ & Associates is not reflected as an adjustment to BPZ Energy's shareholders equity.

<u>Consolidated Statements of Operations, page 30</u>

12.   Please modify your headings to indicate the inception date.

13.   Please tell us the number of shares used to determine EPS for all years presented. Please note that under reverse merger accounting, EPS should be recast using the capital structure of the accounting target (Navidec).

<u>Consolidated Statements of Stockholders' Equity, page 30</u>

14.   We note your response our prior comment number 11. Your Statements of Shareholders' Equity reflect 4,103,454 shares outstanding as of December 31, 2002 and December 31, 2003. Your further indicate in your response to our comment number 16 that this amount represents the number of shares of BPZ-Texas outstanding as of December 31, 2003. If true, please tell us why you have not retained the capital structure of Navidec   We note as of December 31, 2003, 2,189,313 shares of Navidec were outstanding. Please be advised that under reverse merger accounting, the capital structure should reflect that of accounting target (Navidec). As such, we would expect the historical common shares outstanding of Navidec to be reflected up to the merger date, plus the 9 million shares issued in connection with the merger, plus any post merger issuances to arrive at the December 31, 2004 balance. Please revise this Statement accordingly.

15.   It appears the amounts contain in your Statements of Stockholders' Equity have been changed in your amended filing. Please label these amounts as "Restated" in your next amendment.

<u>Consolidated Statements of Cash Flows, page 32</u>

16.   Please tell us why you have presented "Advances to affiliates" as a financing activity.

<u>Note 1 – Basis of Presentation and Significant Accounting Policies</u>

   <u>Stock Based Compensation, page 35</u>

17.   Please expand your disclosures to include the pro forma disclosures required by
        SFAS 148.

Note 2 – Acquisition of Navidec, page 36

18.   We note your purchase price allocation and are unclear with respect to various
        assets and obligations you identify as consideration received. Please address the
        following:

        •   Please tell us why you have not recorded on your balance sheet assets and
            liabilities resulting from the transaction, resulting from consideration given by
            BPZ in excess of the shares exchanged.
        •   Please tell us why you are including cash, marketable securities, property and
            equipment, accounts payable, accrued liabilities and notes payable as components
            of your purchase price allocation. It appears from your disclosure that you do not
            have the rights to such assets and we understand further from your disclosure that
            all pre-merger assets and liabilities were transferred into NFS.
        •   Please tell us how "BPZ common stock issued to NFS (662,149 shares)"
            represents consideration received subject to purchase price allocation. In
            addition, tell us how you determined the fair value of these shares for purchase
            price allocation disclosure. It appears in your purchase consideration table, that
            you determined the value of the consideration paid relative to these shares to be
            substantially less.
        •   Please address the above comment in relation to your warrants issued to NFS as
            well.

19.   We note your response to our prior comment number 18. Please tell us why you
        have not recorded a liability associated with your obligation to issue your shares
        and remit the cash proceeds to NFS.

20.   We note your response to our prior comment number 19. Please tell us why you
        have not recorded a liability for the assumption of outstanding warrants.

21.   We note your response to our prior comment numbers 20 and 21. Please tell us
        how you intend to account for the 662,149 shares and 1.5 million warrants
        subsequent to the distribution and ultimate spin off of NFS. In addition, please
        tell us if you are including the value of these shares and warrants as a component
        of your equity investment in NFS.

22.   We note your response to our prior comment number 24. In your response you
        indicate that "the final spin-off would be a Form 8-K event for the Company".
        Please tell us why you didn't believe your attempted distribution of the NFS
        shares on February 3, 2005 was a material event, reportable under Item 2.01 of
        Form 8-K as a disposition of assets. It appears you intended to affect the final

distribution on that date. In addition, it continues to appear that you should have disclosed the recall on March 17, 2005 on both Form 8-K and in your Form 10-KSB filed on April 15, 2005. Please provide us with a robust understanding of why the company does not believe it was obligated to disclose the March 17, 2005 recall and specifically why this information was not disclosed in your Form 10-KSB, following your disclosure explaining the February 3, 2005 distribution.

Note 3- Restatement of Financial Statements

Accounting for NFS, page 38

23.   Tell us and disclose how you determined the value of your investment in NFS as of the date of the merger.

24.   Please tell us why you have not reflected a liability on your balance sheet, to distribute your investment in NFS.

Note 5 – Investment in Ecuador Property and Note Payable, page 40

25.   Please disclose whether or not a gain or loss was recognized in association with your cancelled loan and acceleration of your working interest ownership.

Note 10 – Affiliate and Related Party Transactions, page 45

26.   We note that BPZ & Associates has relinquished its 10% overriding royalty interest. Please tell us and disclose if any compensation was given in exchange for their relinquishment. In addition, please expand your disclosure to describe the "more traditional management incentive plan" that is mentioned.

Form 10-QSB for the Quarter ended September 30, 2005

Evaluation of Disclosure Controls and Procedures, page 26

27.   We note your disclosure that indicates that with the exception of the restatement issue, you determined your disclosure controls and procedures were effective. Please note that it appears you are stating your controls and procedures were effective to the extent they were ineffective. Please modify your disclosure to provide an overall effectiveness conclusion.

Closing Comments

As appropriate, please amend the above filings in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kevin Stertzel at (202) 551-3723 or Jill Davis, Accounting Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Mellissa Campbell Duru at (202) 551-3757 or me at (202) 551-3745 with any questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

H. Roger Schwall
Assistant Director

cc: via facsimile
      Mark Coffin, Esq.
      Adams and Reese LLP
      (713) 652-5152